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                                                                   EXHIBIT 16.01

April 23, 1999


Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:

We were previously principal accountants for Quokka Sports, Inc. We have not issued an audit report on the financial statements of Quokka Sports, Inc. with respect to the years ended December 31, 1997 or 1998. In March 1998, our appointment as principal accountants was terminated. We have read Quokka Sports, Inc.'s statements included under "Change in Principal Accountants" of its Form S-1 dated April 23, 1999, and we agree with such statements, except we are not in a position to agree or disagree with Quokka Sports, Inc.'s statement that the selection of PricewaterhouseCoopers LLP as their independent auditors was ratified by the board of directors.

Very truly yours,

KPMG LLP